Exhibit 99.1
Mindray Announces Second Quarter 2010 Financial Results
Shenzhen, China — August 9, 2010 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide announced today its selected unaudited financial results for the second quarter and first half ended June 30, 2010.
     Highlights for Second Quarter and First Half 2010
—	Net revenues were $179.2 million, an increase of 12.0% over the second quarter of 2009 and 22.9% over the first quarter of 2010.

—	Record international sales of $106.8 million as compared to $84.1 million for the second quarter of 2009.

—	Solid China non-tender sales growth of 9.1% year-over-year and 19.0% over the first quarter 2010.

—	Fully diluted EPS was $0.36, a 22.0% increase from the second quarter of 2009, and a 14.4% increase from the first quarter of 2010.

—	Launched three products during the quarter, bringing the year-to-date total to four new products across three product lines.

—	Paid dividend of $22.8 million in April 2010.
“We are happy to report a 12.0% year-over-year increase in revenues, driven primarily by this quarter’s accelerated international sales growth of 27.0%,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “We are particularly encouraged by the accelerated growth we have seen in both emerging and developed markets. Both Latin America and the CIS region led growth among all regions while Western Europe and the U.S. recorded double-digit growth. In China, non-tender sales also continued to expand, growing 19.0% sequentially and 9.1% year-over-year. Government tender activities, however, unexpectedly continued to decline and as a result, our total China sales decreased 4.6% year-over-year but grew 16.5% as compared to the first quarter this year. While we cannot control the timing associated with tender sales, we are realigning our sales force and undertaking other strategic initiatives in product development and marketing, allowing us to focus more intensely on our higher end product lines for the non-tender market. We also remain committed to our investment in international channels and the localization efforts of our on-site operations. We believe this approach should position Mindray well to continue its strong performance in emerging markets and benefit from new opportunities in both high-end product segments and developed markets.”
SUMMARY — Second Quarter and First Half 2010

	Three Months Ended			Six Months Ended
	June 30			June 30
(in $ millions, except per-share data)	2010	2009	% chg	2010	2009	% chg
Net Revenues	179.2	160.1	12.0%	325.1	294.2	10.5%
Revenues generated in China	72.4	76.0	-4.6%	134.6	138.3	-2.7%
Revenues generated outside China	106.8	84.1	27.0%	190.5	155.9	22.2%
Gross Profit	104.4	91.6	14.1%	186.7	166.3	12.3%
Non-GAAP Gross Profit	105.8	93.4	13.3%	189.6	169.7	11.8%
Operating Income	47.5	39.0	21.9%	79.4	68.4	16.2%
Non-GAAP Operating Income	51.2	43.9	16.6%	87.1	78.6	10.9%
EBITDA	54.2	46.7	16.1%	93.0	82.3	13.1%
Net Income	42.3	33.0	28.1%	78.5	58.4	34.5%
Non-GAAP Net Income	45.9	37.8	21.3%	86.0	68.4	25.9%
Diluted EPS	0.36	0.29	22.0%	0.67	0.52	29.1%
Non-GAAP Diluted EPS	0.39	0.34	15.5%	0.74	0.61	20.9%
Revenues
Mindray reported net revenues of $179.2 million for the second quarter of 2010, a 12.0% increase from $160.1 million in the second quarter of 2009. Net revenues generated in China in the second quarter of 2010 decreased 4.6% to $72.4 million from $76.0 million in the second quarter of 2009, while net revenues generated in international markets in the second quarter of 2010 increased 27.0% to $106.8 million from $84.1 million in the second quarter of 2009.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 19.9% to $82.8 million this quarter from $69.1 million in the second quarter of

2009. The patient monitoring & life support products segment contributed 46.2% to the total net revenues in the second quarter of 2010.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 8.0% to $43.2 million this quarter from $40.0 million in the second quarter of 2009. The in-vitro diagnostic products segment contributed 24.1% to the total net revenues in the second quarter of 2010.
Medical Imaging Systems: Medical imaging systems segment revenues increased 1.9% to $42.7 million this quarter from $41.9 million in the second quarter of 2009. The medical imaging systems segment contributed 23.8% to the total net revenues in the second quarter of 2010.
Other revenues, which are primarily comprised of service fees charged for post warranty period repair services, increased 15.7% to $10.5 million this quarter from $9.1 million in the second quarter of 2009. Other revenues contributed 5.9% to the total net revenues in the second quarter of 2010.
Gross Margins
Second quarter 2010 gross profit was $104.4 million, a 14.1% increase from $91.6 million in the second quarter of 2009. Second quarter 2010 non-GAAP gross profit, as defined below, was $105.8 million, a 13.3% increase from $93.4 million in the second quarter of 2009. Second quarter 2010 gross margin was 58.3% compared to 57.2% in the second quarter of 2009 and 56.4% in the first quarter of 2010. Non-GAAP gross margin was 59.0% in the second quarter of 2010 compared to 58.3% in the second quarter of 2009 and 57.5% in the first quarter of 2010.
Operating Expenses
Selling expenses for the second quarter of 2010 were $27.2 million, or 15.2% of the total net revenues, compared to 16.5% in the second quarter of 2009 and 16.2% in the first quarter of 2010. Non-GAAP selling expenses for the second quarter of 2010 were $25.9 million, or 14.5% of the total net revenues, compared to 15.5% in the second quarter of 2009 and 15.3% in the first quarter of 2010.
General and administrative expenses for the second quarter of 2010 were $15.4 million, or 8.6% of the total net revenues, compared to 7.1% in the second quarter of 2009 and 8.4% in the first quarter of 2010. Non-GAAP general and administrative expenses for the second quarter of 2010 were $15.1 million, or 8.4% of the total net revenues, compared to 6.7% in the second quarter of 2009 and 8.1% in the first quarter of 2010.

Research and development expenses for the second quarter of 2010 were $14.3 million, or 8.0% of the total net revenues, compared to 9.2% in the second quarter of 2009 and 9.9% in the first quarter of 2010. Non-GAAP research and development expenses for the second quarter of 2010 were $13.5 million, or 7.6% of the total net revenues, compared to 8.7% in the second quarter of 2009 and 9.4% in the first quarter of 2010.
Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $1.8 million in the second quarter of 2010 compared to $1.9 million in the first quarter of 2010 and $2.6 million in the second quarter of 2009.
Operating income was $47.5 million in the second quarter of 2010, a 21.9% increase from $39.0 million in the second quarter of 2009 and 49.0% increase from $31.9 million in the first quarter of 2010. Non-GAAP operating income in the second quarter of 2010 was $51.2 million, a 16.6% increase from $43.9 million in the second quarter of 2009 and 42.4% increase from $35.9 million in the first quarter of 2010. Operating margin was 26.5% in the second quarter of 2010 compared to 24.4% in the second quarter of 2009 and 21.9% in the first quarter of 2010. Non-GAAP operating margin was 28.6% in the second quarter of 2010 compared to 27.4% in the second quarter of 2009 and 24.6% in the first quarter of 2010.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)
Second quarter 2010 EBITDA increased 16.1% year-over-year to $54.2 million from $46.7 million in the second quarter of 2009, and increased 39.6% from $38.8 million in the first quarter of 2010.
Net Income
Net income increased 28.1% year-over-year to $42.3 million from $33.0 million in the second quarter of 2009. Non-GAAP net income increased 21.3% year-over-year to $45.9 million from $37.8 million in the second quarter of 2009. Net margin was 23.6% in the second quarter of 2010 compared to 20.6% in the second quarter of 2009 and 24.8% in the first quarter of 2010. Non-GAAP net margin was 25.6% in the second quarter of 2010 compared to 23.6% in the second quarter of 2009 and 27.5% in the first quarter of 2010. Second quarter 2010 income tax expense was $7.2 million representing an effective tax rate of 14.5%.
Second quarter 2010 basic and diluted earnings per share were $0.37 and $0.36, respectively, compared to $0.30 and $0.29 in the second quarter of 2009. Basic and diluted non-GAAP earnings per share were $0.40 and $0.39, respectively, compared to $0.35 and $0.34 in the second quarter of

2009. Shares used in the computation of diluted earnings per share for the second quarter 2010 were 118.1 million.
Other Select Data
Average accounts receivable days outstanding were 58 days in the second quarter of 2010 compared to 69 days in the first quarter of 2010. Average inventory days were 93 days in the second quarter of 2010 compared to 96 days in the first quarter of 2010. Average accounts payable days outstanding were 59 days in the second quarter of 2010 compared to 60 days in the first quarter of 2010. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.
As of June 30, 2010, the company had total $370.2 million in cash and cash equivalents, restricted cash and restricted investments and short-term investments, compared to $430.6 million as of March 31, 2010. Net cash generated from operating activities and net cash outflow from capital expenditures during the quarter were $19.8 million and $11.3 million, respectively.
First Half 2010 Results
Mindray reported net revenues of $325.1 million in the first half of 2010, representing a 10.5% increase from $294.2 million in the first half of 2009.
—	Net revenues generated in China in the first half of 2010 decreased 2.7% to $134.6 million from $138.3 million in the first half of 2009.

—	Net revenues generated in international markets in the first half of 2010 increased 22.2% to $190.5 million from $155.9 million in the first half of 2009.
First half 2010 EBITDA increased 13.1% year-over-year to $93.0 million from $82.3 million in the first half of 2009.
First half 2010 net income increased 34.5% year-over-year to $78.5 million from $58.4 million in the first half of 2009. The first half 2010 net income included the recognition of $8.6 million corporate income tax reduction which relates to the nationwide key software enterprise status for the calendar year 2009, awarded to our Shenzhen subsidiary in January 2010. First half 2010 non-GAAP net income increased 25.9% year-over-year to $86.0 million from $68.4 million in the first half of 2009.

First half 2010 diluted earnings per share increased 29.1% year-over-year to $0.67 from $0.52 in the first half of 2009. First half 2010 non-GAAP diluted earnings per share increased 20.9% to $0.74 from $0.61 in the first half of 2009.
Business Outlook for Full Year 2010
The company has updated its full year guidance and now expects its full year 2010 net revenues to be $700 million.
The company also expects its full year 2010 non-GAAP net income to grow 10% over its non-GAAP net income for full year 2009, excluding the $8.6 million corporate income tax reduction recognized in the first quarter of 2010. This guidance assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.
The company expects its capital expenditure for 2010 to remain in the range of $60 million to $70 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“While we achieved better than expected international sales, lower-than-expected government spending in our domestic market for the first half of the year has limited our planned growth rate and therefore our planned profit for the year,” said Li Xiting, Mindray’s president and co-chief executive officer. “We have thus decided to lower our yearly guidance. This adjustment, however, does not impact our confidence in our long-term outlook for China. We remain confident about the growth of the private sector in China and the resultant non-tender sales, as well as the government’s commitment to its healthcare reform plan and we are proactively addressing the areas of the business and factors that are within our control. Equally, if not more important, we will implement strategic initiatives more aggressively across product development, sales force organization, branding and marketing in the coming quarters to expand in the fast growing hospital self-funded segment. We expect that these initiatives, together with realignment of our international sales network, will ensure China and international sales remain parallel growth drivers for the company.”
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on August 10, 2010 U.S. Eastern Time (8:00 PM on August 10, 2010 Beijing/Hong Kong Time).

     Dial-in details for the earnings conference call are as follows:

Hong Kong:	+852-3002-1672

U.S. Toll Free:	+1-866-383-8108

International:	+1-617-597-5343

Pass code for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until August 24, 2010.

U.S. Toll Free:	+1-888-286-8010

International:	+1-617-801-6888

Pass code:	3017 2538
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://ir.mindray.com.
Use of Non-GAAP Financial Measures
Mindray provides gross profit, research and development expenses, selling expenses, general and administrative expenses, operating income, net income and earnings per share on a Non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, realignment costs - post acquisition, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The Non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP measures.”
The company has reported for the second quarter of 2010 and provided guidance for full year 2010 earnings per share on a Non-GAAP basis. Each of the terms as used by the company is defined as follows:
—	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

—	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost - post acquisition, and amortization of acquired intangible assets.

—	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost - post acquisition, and amortization of acquired intangible assets, all net of related tax impact.

—	Non-GAAP earnings per share represents Non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

—	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expenses, provision for income taxes, depreciation and amortization.
The company computes its Non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results for the for the three months and six months period ended June 30, 2010 and 2009, respectively, in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s selected unaudited 2010 financial results, the company’s business outlook for the fiscal year 2010, including with respect to net revenues, non-GAAP net income, capital expenditure, anticipated growth or recovery in particular geographic or product markets including emerging markets and high-end product and developed markets, the impact of anticipated healthcare reform or government expenditures, the level of investment in healthcare from government and private sources, the company’s ability to benefit from planned company investments and new strategic initiatives in product development, sales force organization, realignment of our international sales networks, branding and marketing, or to derive anticipated operation synergies, to improve cost structures and operational efficiencies to benefit from government tender sales in China, the growth of non-tender sales in China, and hospital self-funded sales, and our expectation that China and international sales will remain parallel growth drivers for the company. These statements are not historical facts but instead represent only our belief regarding future events or circumstances, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report on Form 20-F, filed on May 25, 2010. Our results of operations for the second quarter of 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, and multiple sales offices in major domestic and international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Bryan Armstrong
FD
Tel: +1-312-553-6707
Email: bryan.armstrong@fd.com

John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December	As of June
	31, 2009	30, 2010
	US$	US$
	(Note 2)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	204,228	211,275
Restricted cash and restricted investments (Note 1)	102,257	—
Short-term investments	—	158,890
Accounts receivable, net	113,340	123,394
Inventories	64,518	83,244
Value added tax receivables	8,519	13,628
Other receivables	8,999	7,777
Prepayments and deposits	7,466	5,531
Deferred tax assets	2,338	3,510

Total current assets	511,665	607,249

Restricted investment (Note 1)	66,000	—
Other assets	1,585	1,539
Advances for purchase of plant and equipment	28,395	13,392
Property, plant and equipment, net	153,726	167,902
Land use rights, net	25,776	44,401
Intangible assets, net	64,065	62,608
Goodwill	115,053	115,150

Total assets	966,265	1,012,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (Note 1)	103,128	—
Notes payable	5,647	6,362
Accounts payable	35,752	48,499
Advances from customers	10,081	5,822
Salaries payables	19,877	16,917
Other payables	56,592	53,438
Income taxes payable	16,199	10,704
Deferred tax liabilities	1,499	—
Other taxes payable	5,863	604

Total current liabilities	254,638	142,346

Bank loans- long term (Note 1)	66,000	—
Other long-term payables	1,342	1,454
Deferred tax liabilities, net	3,734	5,935

	71,076	7,389

Shareholders’ equity:
Ordinary shares	14	15
Additional paid-in capital	298,408	460,439
Retained earnings	301,476	357,156
Accumulated other comprehensive income	40,651	44,894

Total shareholders’ equity	640,549	862,504

Non- controlling interest	2	2

Total equity	640,551	862,506
Total liabilities and shareholders’ equity	966,265	1,012,241

(1)	Restricted as the security package required for the bank loans as of December 31, 2009. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of June 30, 2010, the bank loans were fully repaid.

(2)	Financial information is extracted from the audited financial statements included in the Company’s fiscal 2009 Form 20-F

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	75,944	72,415	138,314	134,569
- International	84,116	106,800	155,911	190,491

Net revenues	160,060	179,215	294,225	325,060
Cost of revenues (note 2)	(68,505)	(74,778)	(127,929)	(138,373)

Gross profit	91,555	104,437	166,296	186,687

Selling expenses (note 2)	(26,410)	(27,187)	(48,199)	(50,851)
General and administrative expenses (note 2)	(11,436)	(15,397)	(20,233)	(27,643)
Research and development expenses (note 2)	(14,723)	(14,316)	(29,468)	(28,751)

Operating income	38,986	47,537	68,396	79,442

Other income/(expenses), net	784	(40)	352	77
Interest income	1,321	2,379	2,941	4,513
Interest expense	(1,765)	(437)	(2,790)	(1,843)

Income before income taxes and non-controlling interests	39,326	49,439	68,899	82,189
Provision for income taxes	(6,312)	(7,157)	(10,544)	(3,710)

Net Income	33,014	42,282	58,355	78,479
Less: Net income attributable to non-controlling interests	—	—	—	—

Net Income attributable to the Company	33,014	42,282	58,355	78,479

Basic earnings per share	0.30	0.37	0.54	0.70

Diluted earnings per share	0.29	0.36	0.52	0.67

Shares used in the computation of:
Basic earnings per share	108,283,992	114,299,570	108,079,235	112,779,472

Diluted earnings per share	112,553,875	118,139,545	112,374,573	117,028,955

(2)     Share-based compensation charges incurred during the period related to:

Cost of revenues	118	86	249	185
Selling expenses	929	625	1,980	1,290
General and administrative expenses	789	292	1,742	770
Research and development expenses	796	785	1,642	1,449

Total	2,632	1,788	5,613	3,694

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST
COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues	160,060	179,215	294,225	325,060

Non-GAAP net income	37,840	45,887	68,350	86,032
Non-GAAP net margin	23.6%	25.6%	23.2%	26.5%
Amortization of acquired intangible assets	(2,141)	(1,868)	(4,349)	(4,000)
Deferred tax impact related to acquired intangible assets	94	51	198	141
Realignment costs — post acquisition	(147)	—	(231)	—
Share-based compensation	(2,632)	(1,788)	(5,613)	(3,694)

GAAP net income	33,014	42,282	58,355	78,479
GAAP net margin	20.6%	23.6%	19.8%	24.1%

Non-GAAP income per share — basic	0.35	0.40	0.63	0.76
Non-GAAP income per share — diluted	0.34	0.39	0.61	0.74

GAAP income per share — basic	0.30	0.37	0.54	0.70
GAAP income per share — diluted	0.29	0.36	0.52	0.67

Shares used in computation of:

Basic earnings per share	108,283,992	114,299,570	108,079,235	112,779,472

Diluted earnings per share	112,553,875	118,139,545	112,374,573	117,028,955

Non-GAAP operating income	43,906	51,193	78,589	87,136
Non-GAAP operating margin	27.4%	28.6%	26.7%	26.8%
Amortization of acquired intangible assets	(2,141)	(1,868)	(4,349)	(4,000)
Realignment costs — post acquisition	(147)	—	(231)	—
Share-based compensation	(2,632)	(1,788)	(5,613)	(3,694)

GAAP operating income	38,986	47,537	68,396	79,442
GAAP operating margin	24.4%	26.5%	23.2%	24.4%

Non-GAAP gross profit	93,376	105,772	169,653	189,631
Non-GAAP gross margin	58.3%	59.0%	57.7%	58.3%
Amortization of acquired intangible assets	(1,703)	(1,249)	(3,108)	(2,759)
Share-based compensation	(118)	(86)	(249)	(185)

GAAP gross profit	91,555	104,437	166,296	186,687
GAAP gross margin	57.2%	58.3%	56.5%	57.4%

Exhibit 4
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES,
DEPRECIATION AND AMORTIZATION
(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	33,014	42,282	58,355	78,479
Interest income	(1,321)	(2,379)	(2,941)	(4,513)
Interest expense	1,765	437	2,790	1,843
Provision for income taxes	6,312	7,157	10,544	3,710

Earnings before interest and taxes (“EBIT”)	39,770	47,497	68,748	79,519
Depreciation	4,687	4,683	9,050	9,216
Amortization	2,201	2,011	4,452	4,261

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)	46,658	54,191	82,250	92,996